MAIL STOP 7010
									May 11, 2006

Gregory E. Hyland
Chief Executive Officer
Mueller Water Products, Inc.
4211 W. Boy Scout Blvd.
Tampa, FL 33607
(813) 871-4811


Re:	Mueller Water Products, Inc.
      Form S-1
	File No. 333-131536
	Filed May 2, 2006
		Form 10-Q/A for the Fiscal Quarter Ended December 31,
2005

Dear Mr. Hyland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose all the omitted information in your document.
Please note that we may have additional substantive comments once you have completed the missing information.

Dividend Policy, page 8

2. Please revise pages eight and 38 to clarify what you mean by "annual rate" in your statement "annual rate equal to __ % of the price per share in this offering." It is unclear whether you are referring to an annual rate or a fixed amount intended only for the first full fiscal quarter following completion of the offering. If the intent of your disclosure is to state an amount for a regular quarterly dividend, please demonstrate your ability to pay this regular quarterly dividend.

Exhibit 5.1 - Legal Opinion

3. Please revise the opinion to reflect the number of shares, including the over-allotment option, which you will state on your prospectus cover page.
4. Please include the file number for your registration statement.

5. Please delete assumption (1) in the fourth paragraph and file a clean opinion.

Closing Comments

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or in his absence John Cash at (202) 551-3768, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Lesli
Sheppard at (202) 551-3708 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director


cc:	Vincent Pagano, Jr., Esq.
	Igor Fert, Esq.
	(212) 455-2502
Gregory E. Hyland
Mueller Water Products, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE